June 3, 2025

Joshua Ralston
Chief Executive Officer
General Enterprise Ventures, Inc.
1740H Del Range Blvd, Suite 166
Cheyenne, WY 82009

       Re: General Enterprise Ventures, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed May 27, 2025
           File No. 333-282611
Dear Joshua Ralston:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed May 27, 2025 Risk Factors, page 11

1.     On page 16 you state: "The Company currently does not have product liability
       insurance" and on page 17 you state: "[t]he Company maintains product liability insurance against certain types of claims in amounts which it believes to be adequate."
       Please revise to reconcile these statements. We also note that page F-33 references a captive insurance company, MFB Insurance Company, Inc. Please revise here to disclose the function of this captive insurance company.
 June 3, 2025
Page 2
2. Please revise to provide risk factor disclosure concerning the risks associated with the anti-takeover provisions of your Articles of Incorporation and Bylaws described on pages 72 and 73. Please also add a bullet to page 72 noting that you have a classified board, and detail the risks associated with a classified board in your risk factor disclosure.
3.     We note your statement on page 35: "The convertible note to a related party was
       issued in February 2025 to BoltRock Holding LLC. The material terms of this
       convertible note, giving effect to the Reverse Stock Split are: (i) a 12-month maturity;
       (ii) 10% interest per annum, capitalized on the maturity date; (iii) conversion rights in the amount of the principal, divided by a fixed conversion rate of 2.40; and (iv)
       warrant coverage at the rate of 0.20834 shares of Common Stock for each dollar of principal, at an exercise price of $3.00 per share." Please revise this disclosure concerning the material terms of the convertible note issued to BoltRock Holding
       LLC to disclose that the obligations of the Company under the convertible note are
       secured by a pledge of the Company   s membership interests in MFB Ohio.
In the
       event of a default, BoltRock Holding LLC could proceed against the equity of MFB
       Ohio pledged to collateralize the convertible note, and MFB Ohio owns the
       Company   s intellectual property portfolio, as you disclose on page 68.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

4. We note your statement on page 27: "We are working to grow our fire prevention and protection business, which is primarily focused on expanding use of ground-
       applications for long-term fire retardant." Please revise to state how long your product provides fire protection in its various applications and how often your retardant needs to be re-applied.
Business Model, page 40

5. We note you recognized revenue attributed to "product installation," as noted in your
       Management's Discussion and Analysis of Financial Condition and Results of
       Operations section. Please revise here to discuss your product installation process.
Business
Patents, trademarks and licenses and their duration, page 40

6. We note your response to prior comment 1. In the table that begins on page 40, please revise to clarify the jurisdiction abbreviations "WO" (which appears to relate to PCT applications) and "EPC." We also note that certain patents do not have any indicator showing the type of patent protection, such as the bottom three rows on page 45 and elsewhere. Finally, please revise to update the "20 MAY 2025 FILING DEADLINE"
       rows, and clarify the type of patent protection reflected by the "Pending Fire-Protected
       Product" and "Granted Fire-Protected Product" headers.
Executive Compensation
Employment Agreements, page 63

7. Please revise here to describe the severance or severance-like compensation terms in certain of your consulting agreements.
 June 3, 2025
Page 3

Security Ownership of Certain Beneficial Owners and Management, page 65

8. Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by BoltRock Holdings LLC and Equus Total Return, Inc.
Certain Relationships and Related Party Transactions and Director Independence, page 67

9. We note your statement on page 29: "In March 2025, the Company entered into a new contract and there is no longer a royalty." It appears you only have one agreement that provides for a royalty payment, which is the Purchase Agreement dated
April
       13, 2022, among the Company, MFB Ohio, MFB California and Mr. Conboy, filed as
       Exhibit 10.2. Please revise to describe the terms of this March 2025 agreement and file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Additionally, we
       note on page 68 you state: "For the year ended December 31, 2024, the Company paid consulting and royalty fees of $97,000 to MFB Enterprises LLC" and "[f]or the year ended December 31, 2024, the Company paid consulting and royalty fees of $20,000 to MFB Enterprises LLC." Please revise to state whether these fees should be aggregated or reconcile these statements. Please also revise to disclose any consulting and royalty fees paid to MFB Enterprises LLC for the three months ended March 31,
       2025.
General

10. We note your statement that you are offering "3,500,000 shares of Common Stock based on an assumed public offering price of $[ ] per share."
Please remove this
       statement and disclose a firm volume of securities being offered. Please see Item
       501(b)(2) of Regulation S-K and Securities Act Rules Compliance and Disclosure
       Interpretations 227.02 for guidance. Please also revise to provide the Rule 430A undertakings required by Item 512(i) of Regulation S-K or advise.
       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Anthony F. Newton, Esq.